Greenopia USA Inc. Financial Statements Update

Balance Sheets

As of December 31 2025

ASSETS	2023 ($)	2024 ($)	2025 ($)
Cash	0.00	0.00	58,266
Total Assets	**0.00**	**0.00**	**58,266**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Loan from founder	40,461	124,960	207,724
Total Liabilities	**40,461**	**124,960**	**207,724**
Retained Earnings / (Accumulated Deficit)	(40,461)	(124,960)	(149,458)
Total Stockholders' Equity	**(40,461)**	**(124,960)**	**(149.458)**
TOTAL LIABILITIES AND EQUITY	**(-)**	**(-)**	**58,266**

Income Statements (Profit & Loss)

For the Years Ended December 31, 2023, 2024 and 2025

DESCRIPTION	2023 ($)	2024 ($)	2025 ($)
Revenues	0.00	0.00	0.00
Operating Expenses			
General and administrative	33,651	44,449	43,140
Advertising and marketing	2,800	25,445	45,454
Travel	4,010	8,752	2,158
Legal and professional fees	0.00	0.00	29,942
Total Operating Expenses	**40,461**	**84,499**	**120,694**
Net Income (Loss)	**(40,461)**	**(84,499)**	**(120,694)**

Footnotes

1. Marketing expenses for the fiscal year ended 2025 totaled $45,454. This figure includes non-recurring costs associated with the company's Regulation Crowdfunding (Reg CF) offering hosted on Netcapital. Specifically, $18,500 of this total represents platform setup fees, success fees, and campaign-related disbursements. Excluding these one-time capital raising costs, core customer acquisition costs remained consistent with prior periods. There will be further costs in 2026 as the campaign is still running.
2. General and Administrative expenses consist primarily of the company's day-to-day operational costs. For the current period, this category includes expenditures related to **technological development and product infrastructure**, totaling $30,158. The company classifies these items under G&A to maintain year-over-year reporting consistency, though they represent direct investments into the platform's scalability and operational efficiency.